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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form N-8A

                       NOTIFICATION OF REGISTRATION FILED
                         PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:                                        Colonial Intermediate Grade
                                              Interval Trust

Address of Principal Business Office         c/o Ropes & Gray
(No. and Street, City, State, Zip Code):     One International Place
                                             Boston, Massachusetts 02110

Telephone Number (including area code):      (617) 951-7000

Name and address of agent                    John M. Loder
for service of process:                      Ropes & Gray
                                             One International Place
                                             Boston, Massachusetts 02110


Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                  Yes    [X]       No   [ ]


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                                   SIGNATURES

     A copy of the Agreement and Declaration of Trust of Colonial Intermediate Grade Interval Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets of the Trust.

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 19th day of November, 1999.

SEAL                   Signature:     Colonial Intermediate Grade Interval Trust
                                      (Name of Registrant)


                              By:     /s/ John V. Carberry
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                                      John V. Carberry
                                      (Name of director, trustee or officer
                                      signing on behalf of Registrant)

ATTEST                        By:     /s/ Suzan Barron
                                      ----------------
                                      Suzan Barron